                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                    FORM 11-K
                                  Annual Report



Pursuant to Section 15(d) of the Securities Exchange Act of 1934. For the fiscal year ended December 31, 1995.


A.       Charter One Bank, F.S.B. Employee Savings Plan
         (the "Plan")
                             (Full title of the Plan)
         1215 Superior Avenue
         Cleveland, Ohio 44114


B.       Charter One Financial, Inc.
         1215 Superior Avenue
         Cleveland, Ohio 44114

             (Name of issuer of securities held pursuant to the Plan
               and the address of its principal executive office)

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Committee, by the undersigned Charter One Bank, F.S.B., as administrator of the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned duly authorized.


                                        Pension Committee of
                                        CHARTER ONE BANK, F.S.B.
                                        Administrator for the Charter One
                                        Bank, F.S.B. Employee Savings Plan



                                        By: /s/ ROBERT J. VANA
                                            ----------------------
                                            Robert J. Vana
                                            Secretary

CHARTER ONE BANK, F.S.B.
EMPLOYEE SAVINGS PLAN

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 1995 AND 1994,
SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED
DECEMBER 31, 1995
AND INDEPENDENT AUDITORS' REPORT

CHARTER ONE BANK, F.S.B. EMPLOYEE SAVINGS PLAN

TABLE OF CONTENTS
- --------------------------------------------------------------------------------

                                                                                         PAGE
INDEPENDENT AUDITORS' REPORT                                                               1


FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits,
   December 31, 1995 and 1994                                                             2-3

  Statements of Changes in Net Assets Available for Benefits
   for the Years Ended December 31, 1995 and 1994                                         4-5

  Notes to Financial Statements                                                           6-10


SUPPLEMENTAL SCHEDULES:

  Schedule I - Item 27a - Schedule of Assets Held for Investment Purposes,
   December 31, 1995                                                                      11

  Schedule II - Item 27d - Schedule of Reportable Transactions
   for the Year Ended December 31, 1995                                                  12-13

                       [Deliotte & Touche LLP Letterhead]

                                                     Telephone: (216)589-1300

INDEPENDENT AUDITORS' REPORT

Charter One Bank, F.S.B.
  Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Charter One Bank, F.S.B. Employee Savings Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1995 and 1994 and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of December 31, 1995 and (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 1995 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Also, the supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and the changes in net assets available for benefits for each of the individual funds, and is not a required part of the basic financial statements. These supplemental schedules and the supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP

June 17, 1996

CHARTER ONE BANK, F.S.B. EMPLOYEE SAVINGS PLAN



STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995
- --------------------------------------------------------------------------------

                                                     SUPPLEMENTAL INFORMATION BY FUND
                                        ------------------------------------------------------------
                                                                                             S&P
                                           COMPANY         MONEY           ASSET             500
                                            STOCK          MARKET        ALLOCATION         STOCK
                                            FUND            FUND           FUND             FUND
ASSETS:
  Investments, at fair value:
   Charter One Financial, Inc.
     common stock (498,650 shares)      $ 15,208,825
   Wells Fargo investment funds:
     Money Market Fund                       205,073    $ 2,238,803
     Asset Allocation Fund                                             $ 3,337,690
     S&P 500 Stock Fund                                                                 $ 2,312,092
     U.S. Treasury Allocation Fund
   Participant loans
  Due from broker for securities sold          2,052
                                        ------------    -----------    -----------       ----------
          Total Assets                    15,415,950      2,238,803      3,337,690        2,312,092

 LIABILITIES - Accrued administrative
  expenses                                     4,512
                                        ------------    -----------    -----------       ----------
 NET ASSETS AVAILABLE FOR
  BENEFITS                              $ 15,411,438    $ 2,238,803    $ 3,337,690       $2,312,092
                                        ============    ===========    ===========       ==========

                                       SUPPLEMENTAL INFORMATION BY FUND
                                        -----------------------------
                                             U.S.
                                          TREASURY      PARTICIPANT
                                         ALLOCATION        LOAN
                                            FUND           FUND            TOTAL
ASSETS:
  Investments, at fair value:
   Charter One Financial, Inc.
     common stock (498,650 shares)                                    $15,208,825
   Wells Fargo investment funds:
     Money Market Fund                                                  2,443,876
     Asset Allocation Fund                                              3,337,690
     S&P 500 Stock Fund                                                 2,312,092
     U.S. Treasury Allocation Fund      $ 1,234,168                     1,234,168
   Participant loans                                  $     593,725       593,725
  Due from broker for securities sold                                       2,052
                                        -----------   -------------   -----------
          Total Assets                    1,234,168         593,725    25,132,428

 LIABILITIES - Accrued administrative
  expenses                                                                  4,512
                                        -----------   -------------   -----------
 NET ASSETS AVAILABLE FOR
  BENEFITS                              $ 1,234,168   $     593,725   $25,127,916
                                        ===========   =============   ===========

See notes to financial statements.

CHARTER ONE BANK, F.S.B. EMPLOYEE SAVINGS PLAN



STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1994
- --------------------------------------------------------------------------------

                                                             SUPPLEMENTAL INFORMATION BY FUND
                                                    ----------------------------------------------------------------
                                                                                                            S&P
                                                        COMPANY          MONEY            ASSET             500
                                                         STOCK           MARKET         ALLOCATION         STOCK
                                                         FUND             FUND             FUND            FUND
ASSETS:
 Investments, at fair value:
  Charter One Financial, Inc.
   common stock (531,202 shares)                     $ 9,993,238
  Wells Fargo investment funds:
   Money Market Fund                                      62,737      $ 929,348
   Asset Allocation Fund                                                               $ 1,337,053
   S&P 500 Stock Fund                                                                                   $ 901,762
   U.S. Treasury Allocation Fund
  Participant loans
 Due from broker for securities sold                      44,687
                                                    ------------       ---------       -----------      ---------
        Total Assets                                  10,100,662        929,348          1,337,053        901,762

LIABILITIES:
 Investment purchases pending settlement                   3,488
 Accrued administrative expenses                           3,176
                                                    ------------       ---------       -----------      ---------
        Total Liabilities                                  6,664
                                                    ------------       ---------       -----------      ---------
NET ASSETS AVAILABLE FOR
  BENEFITS                                          $ 10,093,998       $ 929,348       $ 1,337,053      $ 901,762
                                                    ============       =========       ===========      =========
                                                     SUPPLEMENTAL INFORMATION BY FUND
                                                    ----------------------------------
                                                         U.S.
                                                       TREASURY          PARTICIPANT
                                                       ALLOCATION           LOAN
                                                         FUND               FUND                TOTAL
ASSETS:
 Investments, at fair value:
  Charter One Financial, Inc.
   common stock (531,202 shares)                                                            $ 9,993,238
  Wells Fargo investment funds:
   Money Market Fund                                                                            992,085
   Asset Allocation Fund                                                                      1,337,053
   S&P 500 Stock Fund                                                                           901,762
   U.S. Treasury Allocation Fund                    $    522,861                                522,861
  Participant loans                                                    $    442,154             442,154
 Due from broker for securities sold                                                             44,687
                                                    ------------       ------------        ------------
        Total Assets                                     522,861            442,154          14,233,840

LIABILITIES:
 Investment purchases pending settlement                                                          3,488
 Accrued administrative expenses                                                                  3,176
                                                    ------------       ------------        ------------
        Total Liabilities                                                                         6,664
                                                    ------------       ------------        ------------
NET ASSETS AVAILABLE FOR
  BENEFITS                                          $    522,861       $    442,154        $ 14,227,176
                                                    ============       ============        ============

See notes to financial statements.

CHARTER ONE BANK, F.S.B. EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31,1995
- --------------------------------------------------------------------------------

                                                               SUPPLEMENTAL INFORMATION BY FUND
                                          ------------------------------------------------------------------------------
                                                                                      S&P        U.S.
                                              COMPANY       MONEY       ASSET         500     TREASURY     PARTICIPANT
                                               STOCK        MARKET    ALLOCATION     STOCK    ALLOCATION      LOAN
                                               FUND         FUND         FUND        FUND        FUND         FUND        TOTAL
ADDITIONS:
 Contributions:
  Employee                                $   625,376  $   228,654   $  336,745  $  304,132  $  121,570               $ 1,616,477
  Employer                                    351,665      147,248      195,194     158,661      70,533                   923,301
 Investment Income:
  Interest                                      7,634       82,186                                       $    43,830      133,650
  Dividends                                   361,750                                                                     361,750
  Net appreciation in the
   fair value of investments                5,590,520                   479,508     406,813      92,465                 6,569,306
                                          -----------  -----------   ----------  ----------  ----------  -----------  -----------
    Total additions                         6,936,945      458,088    1,011,447     869,606     284,568       43,830    9,604,484

DEDUCTIONS:
 Distributions to participants              2,155,916      283,661       83,988      88,228      61,338       34,062    2,707,193
 Forfeitures                                                42,121                                                         42,121
 Administrative expenses and other - net        9,557        6,043          178         250          92                    16,120
                                          -----------  -----------   ----------  ----------  ----------  -----------  -----------
     Total deductions                       2,165,473      331,825       84,166      88,478      61,430       34,062    2,765,434

TRANSFERS:
 Net transfers between funds                  545,968   (2,878,498)   1,073,356     629,202     488,169     141,803
 Transfer from the Charter One Bank
  Pension Plan (Note 6)                                  4,061,690                                                      4,061,690
                                          -----------  -----------   ----------  ----------  ----------  -----------  -----------
     Total transfers                          545,968    1,183,192    1,073,356     629,202     488,169      141,803    4,061,690

INCREASE IN NET ASSETS AVAILABLE
  FOR BENEFITS                              5,317,440    1,309,455    2,000,637   1,410,330     711,307      151,571   10,900,740

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                        10,093,998      929,348    1,337,053     901,762     522,861      442,154   14,227,176
                                          -----------  -----------   ----------  ----------  ----------  -----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                             $15,411,438  $ 2,238,803   $3,337,690  $2,312,092  $1,234,168  $   593,725  $25,127,916
                                          ===========  ===========   ==========  ==========  ==========  ===========  ===========

See notes to financial statements.

CHARTER ONE BANK, F.S.B. EMPLOYEE SAVINGS PLAN



STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1994
- --------------------------------------------------------------------------------

                                                               SUPPLEMENTAL INFORMATION BY FUND
                                          ------------------------------------------------------------------------------
                                                                                      S&P        U.S.
                                              COMPANY       MONEY       ASSET         500     TREASURY     PARTICIPANT
                                               STOCK        MARKET    ALLOCATION     STOCK    ALLOCATION      LOAN
                                               FUND         FUND         FUND        FUND        FUND         FUND       TOTAL
ADDITIONS:
 Contributions:
  Employee                                $    462,055   $ 205,515   $   308,648   $226,868  $ 124,332                1,327,418
  Employer                                     265,387     112,570       167,987    120,176     68,871                  734,991
 Investment Income:
  Interest                                       5,081      38,281                                       $ 28,811        72,173
  Dividends                                    304,578                                                                  304,578
  Net appreciation (depreciation) in the
    fair value of investments                 (407,371)                  (36,049)     7,001    (35,514)                (471,933)
                                          ------------   ---------   -----------   --------  ---------   --------  ------------
     Total additions                           629,730     356,366       440,586    354,045    157,689     28,811     1,967,227

DEDUCTIONS:
 Distributions to participants                 510,256     644,845        78,975     47,344     50,182     67,263     1,398,865
 Forfeitures                                    44,848       9,389                                                       54,237
 Administrative expenses and other - net        72,759      13,057           249        204        158                   86,427
                                          ------------   ---------   -----------   --------  ---------   --------  ------------
      Total deductions                         627,863     667,291        79,224     47,548     50,340     67,263     1,539,529

TRANSFERS:
 Net transfers between funds                   230,269    (318,321)      (70,361)    21,027     (4,906)   142,292
 Transfer from Women's Federal
   Profit-Sharing Plan (Note 6)                            609,772                                          5,823       615,595
                                          ------------   ---------   -----------   --------  ---------   --------  ------------
      Total transfers                          230,269     291,451       (70,361)    21,027     (4,906)   148,115       615,595

INCREASE (DECREASE) IN NET ASSETS
  AVAILABLE FOR BENEFITS                       232,136     (19,474)      291,001    327,524    102,443    109,663     1,043,293

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                          9,861,862     948,822     1,046,052    574,238    420,418    332,491    13,183,883
                                          ------------   ---------   -----------   --------  ---------   --------  ------------
NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                             $ 10,093,998   $ 929,348   $ 1,337,053   $901,762  $ 522,861   $442,154  $ 14,227,176
                                          ============   =========   ===========   ========  =========   ========  ============

See notes to financial statements

CHARTER ONE BANK, F.S.B. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995 AND 1994
- --------------------------------------------------------------------------------


1.   SUMMARY OF ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The financial statements are prepared using the accrual basis of accounting.

     VALUATION OF INVESTMENTS - Investments in Charter One Financial, Inc. ("Charter One") common stock are stated at fair value as measured by quoted market prices in an active market, using the average of the last bid and ask price at the close of the market. Investment funds are stated at values determined by the trustee based upon the market values of the underlying assets of the fund. Participant loans are stated at cost which approximates fair value.

     EXPENSES - Fees and expenses incurred to manage and maintain the investment funds are charged at the investment fund level and are netted out of the gain or loss of each investment fund. Costs of administering the Charter One Bank, F.S.B. Employee Savings Plan (the "Plan") as a whole are paid by Charter One Bank, F.S.B. (the "Bank) or the Plan at the option of the Bank.

2.   DESCRIPTION OF THE PLAN

     The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     GENERAL - The Plan was established by the Bank effective January 1, 1985 and has been amended and restated on various dates. The Plan is a defined contribution plan for the exclusive benefit of employees to encourage and assist them in adopting a regular savings program and to provide additional security upon retirement.

     ADMINISTRATION - The Plan was administered by the Pension Committee (the "Committee") through October 1995. At that time, the Committee was dissolved and the Compensation Committee, appointed by the Board of Directors of the Bank, assumed the responsibility for the administration of the Plan. The Compensation Committee has the responsibility for interpreting the Plan and authorizing disbursements. The Plan's assets are held and administered by the trustee of the Plan, Wells Fargo Bank, N.A. ("Wells Fargo") (BZW Barclays Global Investors, N.A. subsequent to December 31, 1995).

     ELIGIBILITY - All salaried and full-time commissioned employees of the Bank are eligible to become participants in the Plan on the first entry date after the individual has attained the age of twenty-one and has completed one year of service. There were two entry dates during both 1995 and 1994 (January 1 and July 1). The Plan recognized past service credit for employees of ICX Corporation and GCCC, Inc. d.b.a. Accredited Computer Services in 1995.

     CONTRIBUTIONS - The Plan provides for contributions by employees and for matching contributions by the Bank based on percentages of employee contributions.

     Each participating employee elects to enter into a written salary reduction agreement with the Bank, thereby contributing to his or her salary reduction account a percentage of compensation, not to exceed nine percent. Income taxes are deferred on the amounts contributed and earnings on these amounts until they are withdrawn from the Plan.

     The Bank contributes to the participant's employer account an amount equal to the sum of seventy-five percent of the first three percent, fifty percent of the next three percent, and twenty-five percent of the next three percent of the participant's compensation reduction pursuant to the participant's salary reduction agreement with the Bank. Contributions are limited under certain provisions of the Internal Revenue Code. Income taxes are deferred on the amounts contributed and earnings on these contributions until they are withdrawn from the Plan.

     PARTICIPANT ACCOUNT BALANCES - Contributions under the salary reduction agreement are credited to a participant's salary reduction account and, along with any related investment gains or losses, are fully vested and nonforfeitable.

     Contributions by the Bank, which are credited to the participant's employer account, and related investment gains and losses become vested based upon the participant's years of service with the Bank. Full vesting is achieved upon (1) attainment of age 65, (2) the death or total and permanent disability of the participant, (3) termination due to a change in control of the Bank or its parent company or (4) the completion of five years of service.

     FORFEITED ACCOUNTS - At December 31, 1995, forfeited nonvested accounts totaled $8,448. These accounts will be used to reduce future Bank contributions. If a terminated employee, who is not fully vested, is rehired by the employer within a five year period after termination, any amounts previously forfeited will be recredited to his or her employer account with vesting in such amounts resuming under the normal vesting schedules. Also, in 1995, Bank contributions were reduced by $42,121 from forfeited nonvested accounts.

     FUNDS - The Plan provides for the establishment of five investment funds and the Participant Loan Fund under which the Plan's assets, liabilities, and participant account balances are segregated. The investment options offered under the Plan consist of the following:

     - COMPANY STOCK FUND - The assets of this fund are invested in shares of common stock of Charter One Financial, Inc., the Bank's parent company. Assets may also be invested on an interim basis in the Wells Fargo Money Market Fund.

     - MONEY MARKET FUND - The assets of this fund are invested in the Wells Fargo Money Market Fund, a collective investment fund that invests primarily in a variety of investment grade instruments including commercial paper, fixed time deposits, and certain repurchase agreements.

     - ASSET ALLOCATION FUND - The assets of this fund are invested in the Wells Fargo Asset Allocation Fund, a collective investment fund that invests primarily in a balanced-blend of common stocks, U.S. government securities of various maturities, and money market instruments.

     - S&P 50O STOCK FUND - The assets of this fund are invested in the Wells Fargo S&P 50O Stock Fund, a collective investment fund that invests primarily in the same stocks and in substantially the same percentages as the S&P 500 Index.

     - U.S. TREASURY ALLOCATION FUND - The assets of this fund are invested in the Wells Fargo U.S. Treasury Allocation Fund, a collective investment fund that invests primarily in U.S. government securities of various maturities.

     - PARTICIPANT LOAN FUND - The assets of this fund are invested in loans to Plan participants in accordance with the Plan's provisions.

     Participants specify the desired allocation of their contributions to the Company Stock Fund and various Wells Fargo investment funds. The allocation percentages may be changed at any time by a participant's request for each of the funds. Changes involving the Company Stock Fund are limited to certain prescribed dates each year for "Executive Officers of the Bank" (as determined by the Corporate Secretary).

     Effective July 1, 1994, each participant was granted the right to direct the investment of all of his or her employer contribution amounts. Prior to that date, only participants who had attained the age of 55 and completed 5 years of service had the right to designate the manner in which their employer account balance was allocated between the Plan's investment funds. Employer contributions for other participants were allocated to the Company Stock Fund.

     Voting rights of all shares of stock allocated to the accounts of the participants are held by the participants. Votes representing unallocated shares are cast by the trustee.

     DISTRIBUTIONS - Payment of vested benefits is required to commence at age 70-1/2. However, participants may request distributions at any time once they attain age 59-1/2. Vested benefits are also payable upon a participant's death, total and permanent disability or other termination of employment. Hardship withdrawals are available to in-service participants during times of financial hardship.

     Amounts payable are paid in cash with respect to participants' vested interests in the Wells Fargo investment funds. Distributions from participants' vested interests in the Company Stock Fund are paid in stock or in cash at the option of the participants. Distributions from the Plan are subject to federal and state taxation guidelines.

     PARTICIPANT LOANS - The Plan provides for a participant loan option. The Plan allows active participants to borrow up to 50% of the participant's vested interest in the Plan's investment funds, not to exceed $50,000 per year. Each participant is restricted to one outstanding loan at a time. The minimum loan is $500.

     The interest rate is fixed at the time a participant borrows and it is equal to the prime rate plus 1%. Loan payments are made through payroll deductions for a period of up to 15 years depending upon the purpose of the loan. The entire payment is credited to the participant's account.

     ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results may differ from these estimates.

3.   SECURITY TRANSACTIONS WITH PARTY-IN-INTEREST

        The Company Stock Fund invests in shares of common stock of Charter One. The following activity occurred during 1995 and 1994:

                                                    1995        1994

          Shares held at December 31              498,650     531,202
                                               ==========  ==========
          Shares purchased                         94,971      84,750
                                               ==========  ==========
          Cost of shares purchased             $2,546,197  $1,692,658
                                               ==========  ==========
          Shares sold                             127,523      52,631
                                               ==========  ==========
          Proceeds of shares sold              $2,921,128  $1,055,361
                                               ==========  ==========
          Cost of shares sold                  $1,450,265  $  531,653
                                               ==========  ==========

4.   PLAN TERMINATION

     In the event the Plan terminates or the Bank discontinues its contributions under the Plan, all amounts credited to the participant accounts will become fully vested. A complete distribution of the Plan's assets, in cash or in kind, would be made to the participants in lump-sum payments no later than two years after the termination of the Plan.

5.   TAX STATUS

     The Internal Revenue Service has determined and informed Charter One by a letter dated October 25, 1995, that the Plan, as then designed, is qualified, and the trust established under the Plan is tax-exempt under the appropriate sections of the Code. The Bank believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been made in the Plan's financial statements.

6.   INCREASE IN PLAN PARTICIPATION

     On January 22, 1993, Charter One completed the acquisition of Women's Federal Savings Bank (WFSB). The purchase agreement stated that the employees of WFSB would become participants in the Plan in accordance with the normal eligibility requirements of the Plan with credit given for employment with WFSB. The vested interest of these individuals in employer matching contributions received by the Plan is based on all service with the Bank and WFSB. Effective December 31, 1993, the Women's Federal Profit-Sharing Plan (WFSB Plan) was merged into the Plan. An initial transfer of assets with a fair value of $122,272 was made from the WFSB Plan to the Plan, during December 1993. The remaining net assets of the WFSB Plan, which had a fair value of $615,595 were transferred to the Plan during January and February 1994.

     On October 31, 1995, Charter One completed a merger with FirstFed Michigan Corporation (FirstFed). The merger agreement states that employees of FirstFed and its subsidiaries who are continuing employees of Charter One or its subsidiaries will be entitled to participate in the Charter One employee benefit and welfare plans on the same basis that similarly-situated employees of Charter One and its subsidiaries are entitled to participate. For purposes of eligibility, participation and vesting in such Charter One employee benefit and welfare plans, the continuing employees shall receive past service credit for their employment with FirstFed and its subsidiaries. FirstFed employees who met the Plan's eligibility requirements became eligible to participate in the Plan effective January 1, 1996. It is expected that some of the assets of FirstFed's two existing retirement plans, which are currently in the process of being terminated, will ultimately be rolled-over into the Plan.

     On October 31, 1995, approximately $4.1 million was transferred into the Plan in connection with the termination of the Charter One Bank Pension Plan ("Pension Plan"). This amount represented the portion of accrued benefits and excess assets of the pension plan that participants in the pension plan elected to have contributed into the Plan. The participants are fully vested in the amount transferred.

                                  * * * * * *

                                                                      SCHEDULE I
   CHARTER ONE BANK, F.S.B, EMPLOYEE SAVINGS PLAN

   ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
   DECEMBER 31, 1995
- --------------------------------------------------------------------------------

   (A)              (B)                                           (C)                                      (D)               (E)
            IDENTITY OF ISSUER
           BORROWER, LESSOR                                                                                                CURRENT
            OR SIMILAR PARTY                        DESCRIPTION OF INVESTMENT                             COST             VALUE
     *  Charter One Financial, Inc.  Common stock - 498,650 shares                                    $ 6,845,571       $ 15,208,825

     *  Wells Fargo Bank, N.A.       Wells Fargo Bank Money Market Fund - 2,443,876 shares              2,443,876          2,443,876

     *  Wells Fargo Bank, N.A.       Wells Fargo Bank Asset Allocation Fund - 173,477 shares            2,818,140          3,337,690

     *  Wells Fargo Bank, N.A.       Wells Fargo Bank S&P 500 Stock Fund - 102,441 shares               1,885,413          2,312,092

     *  Wells Fargo Bank, N.A.       Wells Fargo Bank U.S. Treasury Allocation Fund
                                        - 77,915 shares                                                 1,139,627          l,234,168

        Various participants in      One to fifteen year loans to participants with
         the plan                     annual interest rates ranging from 7% to 10%                              0            593,725
                                                                                                                        ------------
        Total                                                                                                           $ 25,130,376
                                                                                                                        ============

CHARTER ONE BANK, F,S.B. EMPLOYEE SAVINGS PLAN                    SCHEDULE II

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1995
- -----------------------------------------------------------------------------

        (A)              (B)                (C)          (D)        (E)       (F)         (G)           (H)               (I)
                                                                             EXPENSE               CURRENT VALUE          NET
                                                                            INCURRED      COST      OF ASSET ON           GAIN
   IDENTITY OF      DESCRIPTION OF        PURCHASE     SELLING     LEASE      WITH         OF       TRANSACTION            OR
  PARTY INVOLVED        ASSET              PRICE        PRICE      RENTAL  TRANSACTION    ASSET        DATE              (LOSS)

SERIES OF
  TRANSACTIONS

Wells Fargo         Shares of Money
  Bank, N.A.          Market Fund        $7,006,500                                    $ 7,006,500  $ 7,006,500            N/A
Wells Fargo         Shares of Money
  Bank, N.A.          Market Fund                    $ 5,684,736                         5,684,736    5,684,736            None

Charter One         Charter One
  Financial, Inc.     Financial, Inc.                                                    2,546,197    2,546,197            N/A
                      Common Stock        2,546,197
Charter One         Charter One
  Financial, Inc.     Financial, Inc.
                      Common Stock                     2,921,128                         1,450,265    2,921,128       $1,470,863

Wells Fargo         Shares of Asset
  Bank, N.A.          Allocation Fund     1,691,157                                     1,691,157     1,691,157            N/A
Wells Fargo         Shares of Asset
  Bank, N.A.          Allocation Fund                    170,028                          149,396       170,028           20,632

Wells Fargo         Shares of S&P
  Bank, N.A.          500 Stock Fund      1,180,409                                     1,180,409     1,180,409            N/A
Wells Fargo         Shares of S&P
  Bank, N.A.          500 Stock Fund                     176,894                          152,972       176,894           23,922

Wells Fargo         Shares of U.S.
  Bank, N.A.          Treasury
                      Allocation Fund        725,535                                      725,535       725,533             N/A
Wells Fargo         Shares of U.S.
  Bank, N.A.          Treasury
                      Allocation Fund                    106,693                           99,780       106,693            6,913


                                                                                                                (Continued)


  CHARTER ONE BANK, F.S.B. EMPLOYEE SAVINGS PLAN                     SCHEDULE II

  ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
  YEAR ENDED DECEMBER 31,1995
- --------------------------------------------------------------------------------

            (A)                      (B)                  (C)         (D)      (E)       (F)         (G)         (H)         (I)
                                                                                       EXPENSE              CURRENT VALUE    NET
                                                                                       INCURRED      COST    OF ASSET ON     GAIN
       IDENTITY OF                                     PURCHASE     SELLING   LEASE      WITH         OF     TRANSACTION      OR
     PARTY INVOLVED          DESCRIPTION OF ASSET       PRICE       PRICE     RENTAL  TRANSACTION   ASSET       DATE        (LOSS)
SINGLE TRANSACTIONS

Wells Fargo Bank, N.A.   Shares of Money Market Fund $1,270,322                                  $1,270,322    $1,270,322    N/A

Wells Fargo Bank, N.A.   Shares of Money Market Fund              $1,270,322                      1,270,322     1,270,322    None

Wells Fargo Bank, N.A.   Shares of Money Market Fund    856,367                                     856,367       856,367    N/A

Wells Fargo Bank, N.A.   Shares of Money Market Fund  1,075,477                                   1,075,477     1,075,477    N/A

Wells Fargo Bank, N.A.   Shares of Money Market Fund               1,157,457                      1,157,457     1,157,457    None

Charter One Financial,   Charter One Financial,                                                   1,157,457     1,157,457    N/A
  Inc.                     Inc. Common Stock          1,157,457
                                                                                                    982,513       982,513    N/A
Wells Fargo Bank, N.A.   Shares of Asset Allocation
                           Fund                         982,513
                                                                                                                   (Concluded)

                                     -13-